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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ----------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
                (PURSUANT TO SECTION 14(d)(1) OF
               THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 1)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)

                         DEP Corporation
                    (Name Of Subject Company)

                   Henkel Acquisition Corp. II
                           Henkel KGaA
                            (Bidders)

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             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           233202-40-7
              (CUSIP Number of Class of Securities)

                         ----------------

                     Ms. Petra U. Hammerlein
                           Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-3362
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications
                       on Behalf of Bidder)

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                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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      Henkel Acquisition Corp. II and Henkel KGaA hereby amend
and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on July 20, 1998, with respect to the offer by Henkel Acquisition Corp. II to purchase all outstanding shares of Common Stock, par value $0.01 per share, of DEP Corporation, a Delaware corporation, for a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 1. This amendment also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.   ADDITIONAL INFORMATION.

      Item 10(c) of the Statement is hereby amended and supplemented by adding thereto the following:

      On July 28, 1998, Parent issued a press release, a copy of which is included as exhibit (g)(1) hereto and the information contained therein is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Statement is hereby amended to add the following exhibit:

      (g)(1) Press Release dated July 28, 1998.


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                            SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: July 28, 1998

                             HENKEL ACQUISITION CORP. II


                             by  /s/ Ernest G. Szoke
                               ------------------------------
                               Name: Ernest G. Szoke
                               Title: President and Secretary



                             HENKEL KGaA


                             by  /s/ Christoph Kirchner
                               ------------------------------
                               Name: Christoph Kirchner
                               Title: VP Affiliated Companies
                                      Cosmetics


                             by  /s/ Petra U. Hammerlein
                               ------------------------------
                               Name: Petra U. Hammerlein
                               Title: Senior Counsel


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                           EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
------         ------------
(g)(1)         Press Release dated July 28, 1998.